Exhibit 99.1
NOTICE OF EXTRAORDINARY GENERAL MEETING
To Be Held On August 17, 2005
To Our Shareholders,
      You are cordially invited to attend and NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Chartered Semiconductor Manufacturing Ltd. (the “Company” or “we”) will be held at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on Wednesday, August 17, 2005 at 6.00 p.m. Singapore time.
Purpose of the EGM
      We strive to be proactive and forward-looking in addressing our financing needs. Our 2.5% Senior Convertible Notes (the “Existing Convertible Notes”) are due in 2006. Subject to market conditions, we plan to undertake a concurrent issuance of units (“Units Issuance”) and senior notes (“Senior Notes Issuance”) to raise funds to help us redeem (or repurchase earlier) our Existing Convertible Notes. We expect that these issuances will help us to reduce or refinance our indebtedness. The Units Issuance will also increase our equity base without immediate dilution to our shareholders. Closure of one issuance is expected to be independent of the other issuance.
Senior Notes Issuance
      The Senior Notes Issuance is expected to consist of our senior notes, which will be our unsecured, senior obligations. We expect to pay interest semi-annually.
      We intend to use the net proceeds from the Senior Notes Issuance, together with cash on hand, to repurchase in the Tender Offer described below, up to US$450 million of original principal amount of our Existing Convertible Notes.
      We have obtained approval in-principle from the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) for the listing and quotation of the Senior Notes. The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Notice. Admission of the Senior Notes to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of the Company or the Senior Notes.
      We have not yet agreed to issue and sell any of the Senior Notes.
Units Issuance
      The Units Issuance comprises (i) convertible redeemable preference shares of par value US$0.01 each (“Preference Shares”) and (ii) 6.00% amortizing bonds due 2010 with an original principal amount of approximately US$39 million (“Amortizing Bonds”). The Preference Shares and Amortizing Bonds are being offered together as units (“Units”) but remain legally separate instruments.
      The Preference Shares are expected to be convertible into our ordinary shares of par value S$0.26 each (“Ordinary Shares”) or American Depositary Shares (each, an “ADS”, representing 10 of our Ordinary Shares), at a premium to our current share price, at the election of their holders. The Amortizing Bonds are expected to be our unsecured, senior obligations. We expect to pay interest and a portion of principal of the Amortizing Bonds semi-annually.
      We intend to use the net proceeds from the Units Issuance, together with cash on hand if necessary, to redeem at maturity the Existing Convertible Notes not repurchased in the Tender Offer or, depending on market conditions and other factors, to repurchase the Existing Convertible Notes. Any proceeds in excess of the amounts necessary to so redeem or repurchase the Existing Convertible Notes will be used for working capital and general corporate purposes.
      We have obtained approval in-principle from the Singapore Exchange for the listing and quotation of each of the Units, Preference Shares, Ordinary Shares issuable upon conversion of the Preference Shares and Amortizing Bonds. The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Notice. Admission of the Units, Preference Shares and Amortizing Bonds to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of the Company or the Units, Preference Shares, Ordinary Shares or Amortizing Bonds.
      We have agreed with an initial purchaser to issue and sell US$250 million of Units, and may issue and sell a further US$50 million of Units. The issuance and sale is subject to our shareholders’ approval of the resolutions to be proposed at the EGM, the availability after the EGM of a stock borrow customary for a transaction of this nature and the satisfaction of customary closing conditions.

Tender Offer for Existing Convertible Notes
      Subject to the completion of the Senior Notes Issuance, we intend to conduct a tender offer for up to US$450 million of original principal amount of our Existing Convertible Notes (the “Tender Offer”) as soon as practicable after the closing of the Senior Notes Issuance. The purchase price for the Existing Convertible Notes in the Tender Offer will be subject to market conditions and will be determined at the time of the launch of the Tender Offer. Depending on market conditions and other factors, we may amend the Tender Offer upon the closing of the Units Issuance to tender for all the Existing Convertible Notes outstanding.
Financial Effects of the Units Issuance
      For a discussion of the financial effects of the Units Issuance, please see “Financial Effects of the Units Issuance” in the accompanying Proxy Statement.
Summary of the Key Terms of the Units (including Preference Shares and Amortizing Bonds)
      For a summary of the key terms of the Units (including the Preference Shares and Amortizing Bonds), please see “Summary of the Units Issuance” in the accompanying Proxy Statement. The summary of the expected terms of the Preference Shares is qualified in its entirety to the terms of the Preference Shares which are set out in the proposed new Article 4A of our Articles of Association as set out in Appendix A to the Proxy Statement.
The Proposed Resolutions
      In order to facilitate the issuance of the Units (including the Preference Shares), we are asking you to consider and, if thought fit, pass, with or without modifications, at the EGM, the following resolutions, of which Resolutions 1 and 3 will be proposed as Ordinary Resolutions and Resolution 2 will be proposed as a Special Resolution:
Resolution 1: Ordinary Resolution — Increase in Authorized Share Capital
      That, contingent upon the passing of Resolution 2 below, the authorized share capital of the Company be and is hereby increased from (x) S$1,200,000,000.68 divided into 4,615,384,618 ordinary shares of par value S$0.26 each to (y) S$1,200,000,000.68 and US$300 divided into 4,615,384,618 ordinary shares of par value S$0.26 each and 30,000 convertible redeemable preference shares of par value US$0.01 each (which shall have the rights and be subject to the restrictions set out in the proposed new Article 4A of our Articles of Association as set out in Appendix A to the Proxy Statement dated July 25, 2005 in respect of this Extraordinary General Meeting (the “Proxy Statement”)), respectively, by the creation of 30,000 convertible redeemable preference shares of par value US$0.01 each.
Resolution 2: Special Resolution — Amendments to Articles of Association
      That, contingent upon the passing of Resolution 1 above, the amendments to the Articles of Association of the Company as set out in Appendix A to the Proxy Statement be and are hereby approved.
Resolution 3: Ordinary Resolution — Authority to the Directors to Allot and Issue Preference Shares
(and Ordinary Shares Issuable Upon Conversion of the Preference Shares)
      That, contingent upon the passing of Resolutions 1 and 2 above, the Directors of the Company be and are hereby authorized:

(1)	to allot and issue such number of convertible redeemable preference shares of par value US$0.01 each to such persons, on such terms and subject to such conditions as the Directors may in their absolute discretion deem fit, provided that such authority shall continue in force until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company; and

(b)	the date by which the next Annual General Meeting of the Company is required to be held;

(2)	to allot and issue such number of new ordinary shares of par value S$0.26 each as may be required to be allotted and issued pursuant to the conversion of the convertible redeemable preference shares of par value US$0.01 each in accordance with the Articles of Association of the Company; and

(3)	to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit.
      The foregoing items of business and the terms of the Preference Shares are more fully described in the Proxy Statement accompanying this Notice.
      The Board of Directors has fixed the close of business on June 30, 2005 as the date for determining those holders of Ordinary Shares (“Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement. A Shareholder who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the EGM on August 17, 2005, or any adjournments or postponements thereof, shall be entitled to vote in person or by proxy at the EGM.
BY ORDER OF THE BOARD
LOOI LEE HWA
COMPANY SECRETARY
Singapore
July 25, 2005
NOTES:

(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (Members).

(2)	A Shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy, a form of which is enclosed with the Proxy Statement accompanying this Notice, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the EGM, or any adjournments or postponements thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the EGM, or any adjournments or postponements thereof, by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the EGM prior to the vote of the resolution by the Shareholder attending the EGM and voting in person.

(3)	The Company is subject to the continuing Nasdaq listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange.

(4)	Neither this Notice nor the Proxy Statement accompanying this Notice constitutes an offer of any securities for sale. The Units, and the Preference Shares and Amortizing Bonds comprising the Units, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Act”) and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from such registration requirements. The Senior Notes may not be offered or sold in the United States absent registration or an exemption from registration under such Act, which registration has been effected, and any public offering of the Senior Notes to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain or incorporate by reference detailed information about the Company and its management as well as financial statements of the Company.

(5)	We have not yet commenced the Tender Offer. The Tender Offer will be made only pursuant to an Offer to Purchase and related materials that we intend to distribute to holders of the Existing Convertible Notes. Holders of the Existing Convertible Notes should read carefully the Offer to Purchase and related materials when they become available because they will contain important information. Holders of the Existing Convertible Notes and investors may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that we intend to file with the SEC (when available) at the SEC’s website at www.sec.gov. Holders of Existing Convertible Notes are urged to carefully read these materials prior to making any decision with respect to the Tender Offer.

     For the convenience of those Shareholders who wish to attend the EGM and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the EGM.
      For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew’s Cathedral. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing EGM” at the windscreen of the bus, will leave at 4.45 p.m. Singapore time SHARP. Kindly refer to the location map below.
      For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing EGM” at the windscreen of the bus, will leave at 5.30 p.m. Singapore time SHARP.
      The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the EGM.

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